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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 7 November 2003

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange NZX Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 7 November 2003

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC dated 3 November 2003 relating to major interests in shares of BHP Billiton Plc as at 3 November 2003:

"Notification of the Holdings under Part VI of the Companies Act 1985, as amended (the "Companies Act") on the Disclosure of Interest in Shares

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam") are hereby notifying you of certain holdings of its clients pursuant to the above legislation. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

Clients of Putnam hold beneficial interests in 98,336,821 BHP Billiton Plc shares representing 3.984% of the shares outstanding. The shares are held by Putnam's clients for investment purposes only."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 7 November 2003